Exhibit 21

NORLIGHT TELECOMMUNICATIONS, INC.

Subsidiaries of the Registrant

The following sets forth the name of the sole subsidiary of Norlight Telecommunications, Inc. as of August 1, 2006, its state of incorporation and the percentage of equity interest held by Norlight Telecommunications, Inc.

Name of Subsidiary	State of Incorporation	Ownership Percentage
Norlight Information Services, LLC	Wisconsin	100%